Gomez, Inc.
10 Maguire Road
Lexington, Massachusetts 02421
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman
Re:	Gomez, Inc. Registration Statement on Form S-1 (SEC File No. 333-150726)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, we request that the Registration Statement on Form S-1 of Gomez, Inc (the “Company”) (File Number 333-150726), as amended, and together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on May 7, 2008, Amendment No. 1 to the Registration Statement was filed on June 26, 2008, Amendment No. 2 to the Registration Statement was filed on August 7, 2008 and Amendment No. 3 to the Registration Statement on September 18, 2009.
This withdrawal request is being made because the Company has been acquired by Compuware Corporation. No securities were sold in connection with the offering described in the Registration Statement.
If you have any questions regarding this request, please call Mark L. Johnson of Cooley Godward Kronish LLP, outside counsel to the Company, at (617) 937-2362.

Very truly yours,
/s/ Elliot J. Mark
Elliot J. Mark
General Counsel

cc: Mark L. Johnson, Cooley Godward Kronish